Exhibit 99.1

Sapiens Introduces Next-Generation Enhancements for Life & Annuities Insurers with Updated IllustrationPro and ApplicationPro

Latest releases elevate automation, risk intelligence, and customization to drive seamless policy management and superior agent experience

Rochelle Park, NJ, April 2, 2025 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the latest release of Sapiens IllustrationPro and Sapiens ApplicationPro, which deliver cutting-edge enhancements designed to meet the evolving needs of insurers. Driven by industry trends and direct user feedback, the updates provide greater automation, risk intelligence, and operational efficiency to transform how agents and advisors illustrate policies to applicants, manage business users, and integrate with underwriting and sales platforms, optimizing the agent/advisor experience.

As part of the new release, Sapiens IllustrationPro for Life & Annuities – a recipient of Celent’s prestigious Luminary Award and two XCelent Awards – takes illustration capabilities to the next level. This update provides insurers with unprecedented flexibility, control, and intelligence in managing illustrations and integrating with underwriting and sales platforms. Advanced solve capabilities allow for greater customization of premium and face amount searches, and a powerful new Report Editor enables effortless modifications to reports without IT intervention. Enhanced APIs and deep-linking functionality streamline workflows, ensuring a seamless and connected experience for agents and advisors.

With the latest release of ApplicationPro for Life & Annuities, insurers benefit from a more streamlined, compliant, and user-friendly process that enhances automation, risk assessment, and policy change management. New features such as Manager Review for oversight and compliance, AI-driven risk detection, and seamless API integrations empower insurers to accelerate underwriting, reduce errors, and improve agent efficiency. The upgraded user management interface simplifies administration, eliminating manual configurations and offering real-time access to application data.

“By continuously evolving our solutions, we enable insurers to meet market demands with agility, efficiency, and confidence,” said Roni Al-Dor, President and CEO of Sapiens. “The latest releases of IllustrationPro and ApplicationPro reinforce our commitment to innovation, providing insurers with the tools to drive superior agent and customer experiences while optimizing their operations.”

Both solutions are now available, empowering insurers to modernize their digital ecosystems and enhance operational performance.

Sapiens IllustrationPro is an award-winning, cloud-based illustration and quoting solution that delivers a fast, intuitive experience for advisors. Powered by a robust calculation engine, it supports complex new business and in-force illustrations with a library of more than 4,500 calculations for life, health, and annuity insurance.

Sapiens ApplicationPro is an award-winning, web-based eApp solution available as a modular, standalone system or seamlessly integrated with Sapiens Insurance Platform. It enhances efficiency by reducing time-to-issue, eliminating Not in Good Order (NIGO) applications, and lowering policy acquisition costs.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS- based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.   For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.